                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-1
             Tender Offer Statement Pursuant to Section 14(d)(1) of
                      The Securities Exchange Act of 1934
                               (Amendment No. 5)
                           COMMUNICATION CABLE, INC.
                           (Name of Subject Company)
                           KUHLMAN ACQUISITION CORP.
                              KUHLMAN CORPORATION
                                   (Bidders)
                    Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)
                                  203378 10 4
                     (CUSIP Number of Class of Securities)
                             Robert S. Jepson, Jr.
                      Chairman and Chief Executive Officer
                           Kuhlman Acquisition Corp.
                              Kuhlman Corporation
                           3 Skidaway Village Square
                            Savannah, Georgia 31411
                           Telephone: (912) 598-7809
                      (Name, Address and Telephone Number
                  of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)
                                With copies to:
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                   Richard A. Walker, Esq.                                         Patrick Daugherty, Esq.
                     Kuhlman Corporation                                  Nelson Mullins Riley & Scarborough, L.L.P.
                  3 Skidaway Village Square                                         100 North Tryon Street
                   Savannah, Georgia 31411                                   Charlotte, North Carolina 28202-4000
                  Telephone: (912) 598-7809                                       Telephone: (704) 417-3101
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          CUSIP No. 203378 10 4                               14D-1
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
        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             Kuhlman Acquisition Corp.                     58-2132248
        2    Check the Appropriate Box if a Member of a Group
             (a) X
             (b)
        3    SEC use only
        4    Source of funds:
             AF, BK
        5    [ ] Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)
        6    Citizenship or Place of Organization:
             North Carolina
        7    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 shares
        8    [ ] Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
        9    Percent of Class Represented by Amount in Row (7):
             10.7% of all shares assumed to be outstanding (9.9% assuming exercise of all options stated by the Company to be outstanding)
       10    Type of Reporting Person:
             CO
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
          CUSIP No. 203378 10 4                               14D-1
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
        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             Kuhlman Corporation                     58-2058047
        2    Check the Appropriate Box if a Member of a Group
             (a) X
             (b)
        3    SEC use only
        4    Source of funds:
             WC, BK
        5    [ ] Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)
        6    Citizenship or Place of Organization:
             Delaware
        7    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 shares
        8    [ ] Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
        9    Percent of Class Represented by Amount in Row (7):
             10.7% of all shares assumed to be outstanding (9.9% assuming exercise of all options stated by the Company to be outstanding)
       10    Type of Reporting Person:
             CO
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
     Kuhlman Acquisition Corp. (the "Purchaser") and Kuhlman Corporation
("Kuhlman") hereby amend their Tender Offer Statement on Schedule 14D-1, originally filed on November 29, 1995 and subsequently amended on
January 4, 1996, January 17, 1996, January 23, 1996 and February 1, 1996 (as
amended to date, the "Statement"), with respect to the Purchaser's offer to purchase any and all outstanding shares of common stock, par value $1.00 per share, of Communication Cable, Inc. (the "Company"). Capitalized terms not defined herein have the meanings assigned to them in the Statement.
ITEM 1. SECURITY AND SUBJECT COMPANY.
     The seventh paragraph of the introduction to the Supplement dated February
1, 1996 to Offer to Purchase dated November 29, 1995 (the "Last Supplement"), a copy of which was filed as Exhibit (a)(15) to Amendment No. 4 to the Statement,
is restated in its entirety as follows:
     According to the Company's most recent relevant public disclosure, on
January 16, 1996 there were issued and outstanding 2,641,033 Shares, and on that date there were 239,469 Shares reserved for issuance under various Common Stock purchase options. (Kuhlman cannot determine how many options are currently exercisable.) Since that date the Company has granted to Pentair, Inc.
("Pentair"), and Pentair has exercised in full, an option to purchase up to
300,000 shares of Common Stock at $13.50 per share. Kuhlman Acquisition Corp.
owns 315,703 Shares, of which all but 100 Shares have been acquired by purchase from James R. Fore, the Company's President and Chief Executive Officer. Giving
effect to Pentair's option exercise but assuming that no other shares of Common
Stock are issued after January 16, 1996 (whether or not issued pursuant to the exercise of options), the Minimum Tender Condition will be satisfied if an aggregate of 1,470,517 Shares are validly tendered into the Offer by the
Expiration Date and not withdrawn, with the result that, upon purchase of the tendered Shares, the Purchaser will own at least 1,786,220 Shares. The actual number of Shares that constitutes the Minimum Tender Condition will depend on the Company's capital accounts as they exist when the Offer is consummated. At the close of business on February  8, 1996, 73,114 Shares had been tendered and not withdrawn.
     The information under the caption "Market for Common Stock" at Section 3 of the Last Supplement is restated in its entirety as follows:
     On February  9, 1996, the last full day of trading prior to the date of this Amendment No. 5 to the Statement, the last sale price for the Common Stock, as reported by NASDAQ, was $14 1/16  per Share. The high and low closing sale prices per Share, as reported by NASDAQ for the first quarter of the fiscal year ended October 31, 1996, were $14.50 and $8.50, respectively. The high and low closing sale prices per Share, as reported by NASDAQ for the second quarter
(through February  9, 1996) of such fiscal year, were $14 1/4 and $14, respectively.
ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.
     The information under the caption "Background of the Offer; Contacts with the Company" at Section 5 of the Last Supplement is amended by adding the following:
      On January 31, 1996, counsel to the Special Committee renewed its request for tangible evidence that Kuhlman had secured the financing necessary to consummate the Offer and reiterated the following points, among others, in a letter to acquisition counsel to the Purchaser and Kuhlman:
      (1) Each Commitment Letter expires February 1, 1996, unless extended in writing.
      (2) Each Commitment Letter refers to a request by Kuhlman to obtain
"up to $35 million of financing" in connection with the Offer, related expenses and working capital needs. This amount is inadequate.
      (3) The banks have the right to conduct due diligence investigations of CCI prior to any financing. The status of such due diligence or whether it will be required has not been disclosed.
      On February 1, 1996, Kuhlman announced that the Banks had extended the terms of their Commitment Letters through March 15, 1996, that Kuhlman had instructed the Banks to amend Kuhlman's existing bank credit agreement so that
Kuhlman would have access to sufficient funds on deposit at the Expiration Date to purchase all of the Shares and that the Banks were proceeding to execute that instruction.
     Thereafter the Special Committee was kept advised, through counsel, of the progress in documenting the bank credit agreement amendment. Specifically, on the afternoon of February 8, 1996, acquisition counsel to the Purchaser and
Kuhlman informed counsel to the Special Committee, by telephone, that the execution and delivery of the bank credit agreement amendment had been completed.
     On February 9, 1996, acquisition counsel delivered to counsel to the
Special Committee a letter from NationsBank, N.A. (South) ("NationsBank"), confirming the signing of Kuhlman's bank credit agreement amendment. The letter from NationsBank commented upon Kuhlman's financing arrangements as follows: "Under the terms of the Credit Agreement, as amended by the Fifth
Amendment, [Kuhlman] may borrow up to an additional $40,000,000 to finance the purchase by [Kuhlman], or one of its wholly-owned subsidiaries, of shares of the capital stock of Communication Cable, Inc. ("CCI"), subject to the terms and conditions of the Credit Agreement, as so amended. Although the proceeds of any funding of the additional $40,000,000 in credit availability must be held in a restricted account pending their use for purposes related to the acquisition of CCI, to the best of our knowledge and belief, there is no condition to the funding of such proceeds which [Kuhlman] could not presently satisfy."
ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The information under the caption "Source and Amount of Funds" at Section 7 of the Last Supplement is amended by adding the following:
     On February 8, 1996, effective February 5, 1996, Kuhlman amended its existing bank credit agreement with a syndicate led by NationsBank and The Chase
Manhattan Bank, N.A. (the "Credit Agreement"). Under the terms of the Credit
Agreement, as amended, Kuhlman may borrow up to an additional $40 million to finance the purchase of CCI Shares. At the close of business on February 9,
1996, Kuhlman held in excess of $11 million in cash and equivalents, and the aggregate amount available to Kuhlman for borrowing under the Credit
Agreement, including the $40 million made available by the February 1996 amendment, was approximately $50 million. Kuhlman plans to use funds available in its cash accounts, together with borrowings under the Credit
Agreement, as amended, to make capital contributions to the Purchaser in amounts sufficient to consummate the Offer and to honor exercises of redemption rights.
     The Credit Agreement includes a term loan and a revolving loan facility, which mature on December 31, 1999. Kuhlman has agreed to pay a commitment fee at an annual rate ranging from .15% to .375%, subject to certain conditions, on the average daily unused portion of its revolving loan facility. Interest rates on amounts borrowed vary and are based on either a Eurodollar (LIBOR)
rate plus .375 to 2.0%, subject to certain conditions, or a Prime (base)
rate plus up to .75%, in each case as selected by Kuhlman at the time of borrowing.
     Kuhlman expects to repay its borrowings under the Credit Agreement, as amended, with cash flow from operations, including the Company's operations, and from other sources. Kuhlman's repayment obligations will be supported by its cash flow and assets pledged pursuant to the Credit Agreement, as amended, including all Shares presently owned or hereafter acquired.
     The Credit Agreement, as amended, includes certain representations, warranties, covenants, conditions and events of default that are customary for agreements of its kind. The foregoing description of Kuhlman's Credit
Agreement, as amended, is qualified in its entirety by reference to the texts of the Credit Agreement and of each amendment thereto, including the form of Stock Pledge Agreement appended to the most recent amendment, as well as the text of the Escrow Agreement among Harris Trust Company of New
York, NationsBank, as administrative agent for the lenders, and Kuhlman.
Such texts are filed as Exhibits (b)(5) through (b)(11) of this Amendment
No. 5 to the Statement and are incorporated herein in their
entirety by this reference.
ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.
     See Item 3.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     See Item 3.
ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
THE SUBJECT COMPANY'S SECURITIES.
     See Item 3.
ITEM 10. ADDITIONAL INFORMATION.
     Reference is made to the Purchaser's Letter to Fellow Shareholders dated
February 7, 1996, a copy of which is attached as Exhibit (a)(17) hereto, and the
Purchaser's Letter to Interstate/Johnson Lane Customers and Fellow Shareholders
dated February 7, 1996, a copy of which is attached as Exhibit (a)(18) hereto, each of which is incorporated herein in its entirety by this reference.
ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.
    (a)(17) Purchaser's Letter to Fellow Shareholders dated February 7, 1996.
    (a)(18) Purchaser's Letter to Interstate/Johnson Lane Customers and Fellow
            Shareholders dated February 7, 1996.
    (b)(5)  Credit Agreement dated as of December 15, 1993 among Kuhlman,
            NationsBank of Georgia, N.A and The Chase Manhattan Bank, N.A.
            (previously filed as Exhibit 10b to Kuhlman's Current Report on
            Form 8-K dated December 15, 1993, Commission File No. 1-7695, and incorporated herein by reference).
    (b)(6)  First Amendment to Credit Agreement dated as of March 29, 1994
            (previously filed as Exhibit 10.2 to Registration Statement No.
            33-58133 and incorporated herein by reference).
    (b)(7)  Second Amendment to Credit Agreement dated as of March 30, 1994
            (previously filed as Exhibit 10.3 to Registration Statement No.
            33-58133 and incorporated herein by reference).
    (b)(8)  Third Amendment to Credit Agreement dated as of December 31, 1994
            (previously filed as Exhibit 10.4 to Registration Statement No.
            33-58133 and incorporated herein by reference).
    (b)(9)  Fourth Amendment to Credit Agreement dated as of June 29, 1995
            (previously filed as Exhibit 4.1 to Kuhlman's Quarterly Report on
            Form 10-Q for the quarterly period ended June 30, 1995, Commission
            File No. 1-7695, and incorporated herein by reference).
    (b)(10) Fifth Amendment to Credit Agreement dated as of February 5, 1996.
    (b)(11) Escrow Agreement dated as of February 5, 1996 among Harris Trust
            Company of New York, as escrow agent, NationsBank, as
            administrative agent for the lenders, and Kuhlman.

                                   SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: February  12, 1996
                                         KUHLMAN ACQUISITION CORP.
                                         BY /S/ ROBERT S. JEPSON, JR.
                                           ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                         KUHLMAN CORPORATION
                                         BY /S/ ROBERT S. JEPSON, JR.
                                           ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER

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                                 EXHIBIT INDEX
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EXHIBIT NO.                        DESCRIPTION
    (a)(17) Purchaser's Letter to Fellow Shareholders, dated
            February 7, 1996.
    (a)(18) Purchaser's Letter to Interstate/Johnson Lane
            Customers and Fellow Shareholders dated February 7,
            1996.
    (b)(5) Credit Agreement dated as of December 15, 1993 among Kuhlman, NationsBank of Georgia, N.A. and The Chase Manhattan Bank,
            N.A. (previously filed as Exhibit 10b to Kuhlman's Current Report on Form 8-K dated December 15, 1993, Commission File No. 1-7695, and incorporated herein by reference).
    (b)(6) First Amendment to Credit Agreement dated as of March 29, 1994 (previously filed as Exhibit 10.2 to Registration Statement No. 33-58133 and incorporated herein by reference).
    (b)(7) Second Amendment to Credit Agreement dated as of March 30, 1994 (previously filed as Exhibit 10.3 to Registration Statement No. 33-58133 and incorporated herein by reference).
    (b)(8) Third Amendment to Credit Agreement dated as of December 31, 1994 (previously filed as Exhibit 10.4 to Registatoin Statement No. 33-58133 and incorporated herein by reference).
    (b)(9) Fourth Amendment to Credit Agreement dated as of June 29, 1995 (previously filed as Exhibit 4.1 to Kuhlman's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995, Commission File No. 1-7695, and incorporated herein by reference).
    (b)(10) Fifth Amendment to Credit Agreement dated as of February 5, 1996.
    (b)(11) Escrow Agreement dated as of February 5, 1996 among Harris Trust Company of New York, as escrow agent, NationsBank, as administrative agent for the lenders, and Kuhlman.
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